

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

November 14, 2006

<u>via U.S. mail and facsimile</u>

Mr. William George
Executive Vice President and CFO
Comfort Systems USA, Inc.
777 Post Oak Blvd., Suite 500
Houston, TX 77056

> **RE: Form 10-K for the fiscal year ended December 31, 2005
> Forms 10-Q for the periods ended March 31, 2006 and June 30, 2006
> File No. 1-13011**

Dear Mr. George:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief